Exhibit 99.1

TOP Financial Group Limited Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

Hong Kong, China, May 04, 2026 (GLOBE NEWSWIRE) -- TOP Financial Group Limited (the “Company”) (NASDAQ: TOP), a fast-growing online brokerage firm located in Hong Kong specializing in the trading of local and foreign equities, futures, options products and other financial services, today announced that on April 28, 2026, the Company received a notice from the staff of the Nasdaq Listing Qualifications department of The Nasdaq Stock Market LLC (“Nasdaq”) stating that for the last 30 consecutive business days, the closing bid price of the Company’s Class A ordinary shares, par value US$0.001 per share (the “Class A Ordinary Shares”) was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Nasdaq notification letter has no current effect on the listing or trading of the Company’s Class A Ordinary Shares on Nasdaq.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days, or until October 26, 2026, to regain compliance under the Nasdaq Listing Rules. If at any time during the 180-day compliance period, the closing bid price of the Company’s Class A Ordinary Shares is US$1.00 per share or higher for at least ten consecutive business days, Nasdaq will provide the Company with written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance by October 26, 2026, subject to the determination by the staff of Nasdaq, the Company may be eligible for an additional 180-day compliance period if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the minimum bid price requirement. In this case, the Company will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

The Nasdaq notification letter does not affect the Company’s business operations, and the Company intends to take all reasonable measures to regain compliance within the prescribed grace period.

About TOP Financial Group

The Company, through its operating subsidiaries, provides diversified services including online brokerage platforms specializing in the trading of local and foreign equities, futures, and options products, assets and funds management services, trading solutions services, money lending services, trust services, investor relations and public relations services.

The operating subsidiaries, Zhong Yang Securities Limited and Zhong Yang Capital Limited are licensed with the Securities and Futures Commission of Hong Kong (“HKSFC”) to carry out type 1 (dealing in securities), type 2 (dealing in futures contracts) regulated activities, and are licensed with the HKSFC to carry out type 4 (advising on securities), type 5 (advising on futures contracts), and type 9 (asset management) regulated activities in Hong Kong. TOP completed its acquisition of Australia licensed company TOP 500 Sec Pty Ltd. The subsidiary will be able to provide dealing services in derivatives and foreign exchange contracts, and financial product advice for derivatives, foreign exchange contracts, debentures, stocks or bonds. TOP established TOP Financial Pte Ltd under the laws of Singapore. The Singapore subsidiary acquired the CMS license from the Monetary Authority of Singapore (“MAS”) to carry out regulated activities in Dealing in Capital Market. The operating subsidiary, WIN100 TECH Limited, is a Fintech development and IT support company. It provides trading solutions for clients trading on the world’s major derivatives and stock exchanges. Winrich Finance Limited was formed under the laws of Hong Kong and is a licensed money lending company governed by the Money Lenders Ordinance. Winrich Trust Limited was formed under the laws of the Hong Kong to provide trust services to clients. TOP also completed its acquisition of Zhong Yang Financial Services Limited formed under the laws of Hong Kong to provide investor relations and public relations services. The subsidiary is in the process of acquiring the TCSP license register with the Companies Registry of Hong Kong. For more information, please visit http://www.zyfgl.com/.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

The Company:

IR Department
Email: IR@top500.com

Investor Relations:

ZYIR Limited

Ms. Choy Yuen Yin Clare, Director
Email: ZYIR@zyzq.com.hk
Phone: +852 3107-0732